

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Mr. Ramiro G. Villarreal Morales
General Counsel
CEMEX, S.A.B de C.V.
Av. Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14946**

Dear Mr. Villarreal:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Robert M. Chilstrom, Esq,
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036